Exhibit 14

1st National Community Bank

CODE OF ETHICS

Adopted by the Board of Directors, November 18, 2005

INTRODUCTION

1st National Community Bank [Bank (See Appendix A)] is judged by the collective and individual performance of its staff members (See Appendix A). Thus, each staff member must recognize that his/her first duty to the Bank, its customers and its stockholders is to act in all matters in a manner that merits public trust and confidence. It is expected that each staff member will place the interest of the Bank, its customers and its stockholders above his/her own private interests. Further, each staff member has a duty to reveal the facts in any situation where his/her private interests conflict or potentially conflict with those of the Bank’s customers or the Bank. The public expects all staff members to act, as well as appear to act, in an ethical manner at all times if they are to continue to place their trust and confidence in the Bank.

STATEMENT OF PURPOSE

The banking profession in general, and 1st National Community Bank in particular, has traditionally maintained high standards of conduct. This Code of Ethics is to insure that our past achievements will be continued and that each staff member will understand the basic principles that govern our personal and corporate conduct and be guided accordingly.

As a person representing the Bank, certain responsibilities are placed upon each staff member, officer and employee. This code presents some guidelines and practices that should be helpful to each of these individuals in knowing his/her responsibilities.

While responsibility for the day-to-day administration of the Code of Ethics has been delegated to the Chief Executive Officer (CEO), the Board of Directors that approved and adopted this Code of Ethics has ultimate responsibility for compliance with its provisions.

It is the responsibility of each staff member to be familiar with the Code of Ethics and to abide by the letter and the spirit of its provisions at all times. Supervising officers and managers are expected to make every effort to ensure that their staff members are knowledgeable of the provisions of the Code and that they continue to comply with the provisions.

Should a decision rendered by management or the CEO be found unacceptable to the affected employee, appeal may be made through the Chair of the Board of Directors to the entire Board of Directors for a final review of such decision

Code of Ethics – November 2005	1

Staff members are to read the contents of the Code of Ethics carefully and completely and to sign an acknowledgement of receipt of a copy of the Code and an agreement to abide by its provisions. Acknowledgements signed by directors shall be maintained by the Secretary of the Board of Directors. Acknowledgements signed by officers and employees shall be maintained in the employees’ personnel files.

HONESTY, CANDOR, AND OBSERVANCE OF LAWS

A.	Violations of the Code of Ethics

Violation of any provision of the Code of Ethics or of any of the Bank’s rules of conduct in effect from time to time constitute grounds for dismissal. (Note: *Violations of the provisions of the Code of Ethics or specific work rules do not constitute the exclusive grounds for dismissal. The employment relationship is subject to termination at will by either the Bank or the employee.) Staff members are expected to act fairly and honestly in all transactions between the Bank and others and to maintain the high ethical standards of the Bank in accordance with this Code of Ethics. If a situation arises wherein a director is unsure whether there may be a violation of the Code of Ethics, the Board Chair should be contacted for guidance. Employees should contact the CEO when situations arise wherein the staff member is unsure whether there may be a violation of the Code.

B.	Discovery of Violations of the Code of Ethics or Illegal Activities

Discovery of events that appear to be in violation of the Code of Ethics must be promptly reported to the CEO or Board Chair. If such instances are identified with the CEO or Board Chair, the matter may be reported to a supervisory agency. In addition, a Suspicious Activity Report form (See Appendix B) should be completed and forwarded to the proper authorities. Failure to report such events as outlined above constitutes a violation of the Code of Ethics.

C.	Reporting Compliance with the Code of Ethics

Periodically, every staff member of the Bank shall be required to sign a written acknowledgement (Appendix D) affirming that the staff member has received and reviewed the Code of Ethics. In addition, the exceptions to the Code of Ethics should be reported using the “Code of Ethics Exception Report” form (See Appendix C). Copies of the completed form should be submitted to the Chairman of the Audit Committee.

D.	Compliance with Applicable Laws and Regulations

The Bank strives to comply with all laws and regulations that are applicable to its business. Although laws and regulations may sometimes be ambiguous and difficult to interpret, as a good citizen, the Bank emphasizes good faith efforts to follow the spirit and intent of the law. If there is any question about any law or regulation, staff members should seek advice from the compliance officer. Due to heightened regulatory concern of potential money laundering activities monitored through our Bank Secrecy Act (BSA) and Customer Information Program (CIP) programs (CIP is a provision of the USA Patriot Act), it is imperative all bank

Code of Ethics – November 2005	2

employees, regardless of position or title, report any suspicious activity observed during the normal course of business to our BSA Officer. Failure to do so can result in disciplinary action including the possibility of written reprimand and/or termination. Compliance in these areas is a condition of continued employment. It will be monitored as part of the performance evaluation process and is addressed in all job descriptions.

E.	Compliance with Bank Policies

Bank policies are designed to provide direction and guidance in the daily completion of duties. Although these policies may seem cumbersome or unrealistic at times, they are based on the principles of Bank safety and soundness. Everyone must learn and use these policies. If there are any questions about any policy, advice should be sought from the CEO.

F.	Candor Among Board and Staff Members and in Dealing with Auditors and Counsel

Senior management of the Bank must be informed at all times of matters which might adversely affect the reputation of the Bank, regardless of the source of such information, including governmental and regulatory agencies. Concealment may be considered a signal that the Bank’s policies and rules can be ignored and such conduct cannot be tolerated. Accordingly, there shall be full disclosure to senior management. Moreover, complete candor is essential in dealing with the Bank’s independent and internal auditors, regulators and attorneys.

CONFLICT OF INTEREST

A.	Conflicts of Interest, General

The primary principle underlying the Bank’s concern about conflicts of interest is that staff members must never permit their personal interests to conflict, or appear to conflict, with the interest of the Bank or its customers. Even the appearance of a conflict between personal gain and the interest of the Bank or its customers erodes the trust and confidence on which the Bank’s reputation rests.

A staff member should not represent the Bank in any transaction where he/she has any material connection or significant financial interest. Examples of material connections would include relatives or close personal friends, whether the transaction involves them as individuals or as principals in a firm doing business with the Bank. Examples of a significant financial interest would include the staff member’s involvement as a proprietor, partner or joint venture in a firm doing business with the Bank. It would also include a situation where the employee has a large enough investment in a corporation – especially a small corporation – to permit him/her to influence the corporation’s policies and decisions.

The staff member should avoid transactions involving any of the above circumstances, for otherwise a conflict of interest would exist. “Transactions” include not only authorizing and making loans, but also such things as approval of overdrafts, authorizing or accepting checks on uncollected funds; waiving of late charges, overdraft charges or other normal fees; and waiving of financial statements or collateral documents.

Code of Ethics – November 2005	3

B.	Hospitality to Public Officials

Acts of hospitality toward public officials should never be on such a scale or of such a nature as might tend to compromise or give the impression of compromising the integrity or the reputation of either the public official or the Bank. When appropriate hospitality is extended, it should be with the expectation that it will become a matter of public knowledge.

C.	Dealing with Suppliers

Staff members must award orders, contracts, and commitments to suppliers of goods and services without favoritism. Bank business of this nature must be conducted strictly on the basis of merit.

D.	Fair Competition

Under no circumstances should staff members enter into arrangements with competitors affecting pricing or marketing policies.

E.	Loans to Directors, Executive Officers and Their Relatives

Federal regulations impose certain restrictions on loans by the Bank to directors, principal shareholders and executive officers of the Bank. The limitations extend also to those companies or entities in which a director or executive officer has an ownership or controlling interest, called a “related interest.” In addition, to certain monetary limitations, loans to executive officers, directors and principal shareholders must be made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons who are not employed by the Bank and which do not involve more than normal risk of repayment or present other unfavorable features. Due to their special nature, loans to executive officers, principal shareholders, directors, and their related interests must be approved by the Board of Directors with the director(s) or officer(s) with the related interest abstaining from the vote. This abstaining also includes leaving the room during the discussion and vote on the loan approval.

F.	Loans to Other Officers and Employees

Bank employees, other than those noted in Section E, are eligible to borrow from the Bank in accordance with the Rules of Employee Credit that are available from any credit officer. With the exception of preferential loans by executive officers from correspondent banks, neither Bank policies nor Federal Reserve regulations restrict employee borrowing relationships with other institutions. However, each employee is expected to maintain his/her financial affairs in a satisfactory manner and to manage debts in relation to income and net worth.

Code of Ethics – November 2005	4

G.	Self-Dealing or Trading on One’s Position

Staff members are prohibited from self-dealing or otherwise trading on their positions with the Bank or accepting from one doing or seeking to do business with the Bank a business opportunity not available to other persons or that is made available because of such official’s position with the Bank. The Bank requires disclosure of all potential conflicts of interest, including those in which staff members have been inadvertently placed due to either business or personal relationships with customers, suppliers, business associates, or competitors of the Bank.

H.	Service with Outside Organizations for Profit

A staff member must never become a director or official of a business organized for profit without first obtaining written statement from the Board of Directors stating there are no objections to such service and approval, after review to determine whether any conflicts of interest exist or appear to exist, of the Board of Directors. Any fees earned by an employee for service on an outside commercial board, in which the Bank has no equity interest, may be retained by the individual. As to any employment outside the Bank, employees should not allow the outside employment to interfere with their job performance or require such long hours as to affect their physical or mental effectiveness. An employee is expected to devote full time to the Bank’s interest during regular hours of employment. All outside employment must be reported to, and approved by, the Chief Executive Officer.

I.	Involvement in Civic, Trade, Educational, Charitable, and Fraternal Affairs

The Bank encourages staff members to participate in civic and charitable activities. For business reasons, it is sometimes desirable to have staff members become active members of not-for-profit corporations. Employees choosing to participate in civic, charitable, political and professional association activities are responsible for seeing that such participation does not result in any actual or apparent conflict of interest, encroach upon working time or otherwise interfere with regular duties. If an employee has any questions in this regard, he/she should discuss the matter with the Chief Executive Officer.

J.	Personal Fiduciary Appointments

Staff members must not accept personal fiduciary appointments without first securing written approval of the Board of Directors unless such appointments result from close family relationships.

K.	Personal Fees and Commissions

No staff member may accept personal fees or commissions in connection with any transaction on behalf of the Bank, customer or vendor.

Code of Ethics – November 2005	5

L.	Working Relationships

No staff member shall give or receive any special considerations to the conditions of employment of another staff member due to family or personal relationships. Just as external decisions are based on sound, ethical business practices, all personal decisions must be based on sound management practices and not influenced by personal concerns.

CONFIDENTIALITY

A.	Confidentiality, General

Confidentiality is a fundamental principle of the financial services business. The principle is equally applicable to non-public information concerning the Bank and to similar information received by the Bank from a customer or supplier for an express business purpose. The principle applies with equal force to informal as well as formal communications.

B.	Confidential Information Concerning the Bank

Staff members must not divulge any non-public information regarding the Bank to any outsider or staff member except for a legitimate business purpose and with the express understanding that the information is confidential and is to be used solely for the limited purpose for which it was given and received.

C.	Confidentiality of Customer Records and Credit Files

Financial and personal information about customers is entitled to the same respect and care as funds or valuable physical property. To protect privacy rights of customers, the Bank will:

1.	Collect and maintain only that information which is specifically necessary to serve customer accounts properly and render fair credit judgment,

2.	Maintain in a secure manner all files and recordkeeping systems which contain information on customers, and

3.	Divulge no personal or credit information to third parties except with proper customer authorization, or pursuant to proper legal process or regulation, or for purposes of extension of credit by other lenders.

4.	In the event of subpoena or other legal process requiring the Bank to disclose customer information, the following procedures will be implemented:

a.	Notify customers as promptly as possible of the request.

b.	Give the customer full opportunity to use available legal recourse to challenge the subpoena.

Code of Ethics – November 2005	6

c.	Refuse to permit inspection of files not directly requested by legal document. Only information specifically required will be released. Access to files not specified will not be permitted.

5.	Fully instruct all employees with access to such files and information about these privacy provisions.

Internally, such information should be utilized only for the express business purpose for which it was given and restricted within the Bank to those who need to know. Confidential information concerning customers and clients must never be exchanged between staff members performing fiduciary or investment management services and those engaged in rendering commercial banking services such as credit. The primary purpose is to prevent employees from making investment decisions based upon confidential information received from the commercial side of the Bank.

D.	Requests by Regulatory or Governmental Agencies

Requests by regulatory or governmental agencies for information other than that required by bank examinations (examiners) and required reports should be referred to the Chief Executive Officer.

MAINTENANCE OF OUR REPUTATION & AVOIDANCE OF ACTIVITIES WHICH

MIGHT REFLECT ADVERSELY ON THE BANK

A.	Bribes and Preferential Treatment

The Bank Bribery Amendment Act prohibits any staff member from soliciting for themselves or a third party (other than the Bank itself) anything of value from anyone in return for any business service or confidential information of the Bank and accepting anything of value (other than bona fide salary, wages, fees or other compensation paid in the usual course of business) from anyone in connection with the business of the Bank, whether before or after a transaction is discussed or consummated. All gifts received or extended, other than the exceptions listed should be disclosed in writing immediately to the Chief Executive Officer and the Bank’s counsel. The exceptions are:

1.	If the benefit is available to the general public under the same conditions on which it is available to the Bank employee;

2.	Acceptances of gifts, gratuities, amenities or favors based on obvious family or personal relationships (such as those with the parents, children or spouse of the Bank) when the circumstances make it clear that it is those relationships, rather than the business of the Bank, which are the motivating factors;

Code of Ethics – November 2005	7

3.	Acceptance of meals, refreshments, travel arrangements or accommodations, or entertainment in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by the Bank as a reasonable business expense if not paid for by another party. The acceptable maximums for each are:

Meals and refreshments	$25.00
Travel	$100.00
Entertainment	$25.00

4.	Acceptance of loans from other banks or financial institutions on customary terms to finance proper and usual activities of bank officials, such as home mortgage loans, except where prohibited by law;

5.	Acceptance of advertising or promotional material of reasonable value such as pens, pencils, note pads, key chains, calendars and similar items;

6.	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers;

7.	Acceptance of gifts, not to exceed $25.00 in value, related to commonly-recognized events or occasions, such as a promotion, new job, wedding, retirement, or a religious/civil holiday; and

8.	Acceptance of civic, charitable, educational, or religious organizational awards, not to exceed $25.00, in value for recognition of services and accomplishment.

As situations dictate, appropriate actions, in accordance with pertinent administrative procedures, regarding the activities discussed above will be taken. Written reports relative to these activities and actions will be kept in a permanent file in the Bank and maintained by the Compliance Officer.

Directors and staff members should be aware that the Bank Bribery Act provides for imposition of penalties if the value of the item offered or received exceeds $100. The offense is a felony punishable by up to five years of imprisonment and a fine of $5,000 or three times the bribe or gratuity. If the value does not exceed $100, the offense is a misdemeanor punishable by imprisonment of up to one year and a maximum fine of $1,000.

B.	Personal Investment

Staff members are free to invest in stocks, bonds and other securities at their discretion, but must always comply with applicable laws and regulations. Speculation or excessive borrowing and gambling are not consistent with a staff member’s employment with the Bank. Staff members must never make changes in their personal investment portfolios on the basis of confidential information relating to the Bank or its customers. (See Conflicts of Interest)

Code of Ethics – November 2005	8

DEALING WITH THE ASSETS OF THE BANK

A.	Proper Accounting

The Bank has established internal accounting controls and recordkeeping in order to meet both the legal and the business requirements of the Bank. Staff members are expected to maintain and adhere to these controls and policies.

The accounting records of the Bank must be complete, accurate and in reasonable detail. Such records include books of original entry and other financial information used for internal management decision-making and external reporting. The underlying transactions must be properly authorized and recorded on a timely basis in order to permit preparation of financial statements in accordance with generally-accepted accounting principles and maintain accountability of assets. No fund or asset that is not fully and properly recorded on the Bank’s books is permitted. In addition, it is unlawful to falsify any book, record or account that reflects transactions of the Bank or dispositions of the Bank assets. Staff members should be certain that all transactions with other persons are properly documented and recorded to avoid any possible allegation that the Bank was assisting such persons in improperly recording or detailing the nature of the transactions involved. In addition, staff members will adhere to the Currency Transaction Reporting Policy as required by federal law. All staff members of the Bank who are authorized to incur business expenses are responsible for the accurate and timely reporting of such expenses. All expenses must be in accordance with existing policies.

B.	Proprietary Information, Products, Services and other Property

All staff members are expected to protect the Bank’s ownership of property, including information, products and services. The misuse or removal from Bank facilities of the Bank’s furnishings, equipment and supplies is prohibited, unless specifically authorized. This applies equally to other property created, obtained or copied by the Bank for its exclusive use – such as client lists, files, reference materials and reports, computer software, data processing systems, and data bases. Neither originals nor copies may be removed from the Bank’s premises or used for purposes other than Bank business without the Board of Director’s authorization.

Code of Ethics – November 2005	9

APPENDIX A

DEFINITIONS

Bank	1st National Community Bank and any other entity that it may control, directly or indirectly, now or in the future including its subsidiaries and other subsidiaries.

Staff Member	Any officer, employee, director, trustee, attorney, agent, deputy, consultant, partner of or participant, or related interest in an organization.

Supplier	Any person or organization, professional or otherwise, and its representatives that supplies goods or services to the Bank.

Related Interest	Companies or entities in which a director or executive officer has an ownership or controlling interest.

APPENDIX C

CODE OF ETHICS EXCEPTION REPORT

I have observed (or suspect) a violation of 1st National Community Bank’s Code of Ethics. The following describes my observations (suspicions) and why I believe these actions to be a violation of the Code of Ethics. Provide all possible details including:

•	What was observed?

•	When and where did it occur?

•	Who was involved, either as a participant or an observer?

•	Why, to the best of your knowledge, did it occur?

•	How could it have happened?

•	What could have been done to prevent it from happening?

Name- optional (Print)	Date

Signature - optional

Copies of the completed report should be submitted to Marvin H. Feldman, Chairman of the Audit Committee of the Board of Directors. His address is: 16569 St. Clair Avenue, P O Box 30, East Liverpool, OH 43920; and his phone number is 330-385-6600.

1

APPENDIX D

ACKNOWLEDGMENT OF RECEIPT OF CODE OF ETHICS

I have received, read, and had explained, 1st National Community Bank’s Code of Ethics that was adopted by the Board of Directors on November 18, 2005. I have had the opportunity to raise questions regarding anything I do not understand. I agree to abide by the provisions outlined therein and understand that failure to comply with any or all of the provisions discussed in the Code of Ethics may result in disciplinary action, up to and including discharge and/or legal action.

Signature	Date